TA DELAWARE, INC.
27175 Haggerty Road
Novi, Michigan 48377
September 17, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Hartz, Senior Assistant Chief Accountant Nudrat Salik
Re:	TA Delaware, Inc. (formerly known as Tower Automotive, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-12733)
Ladies and Gentlemen:
                         In connection with the Company’s responses to the comment letter to Mr. James A. Mallak, dated June 29, 2007, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the year ended December 31, 2006 ( the “filing”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                         Please call Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2232 with any questions relating to the foregoing.

Very truly yours, TA DELAWARE, INC.
By:	/s/ Jeffrey J. Stegenga
	Name:	Jeffrey J. Stegenga
	Its:	Post-Consummation Trust Administrator